SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

HF Sinclair Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

403949100

(CUSIP Number)

REH Company

550 East South Temple

Salt Lake City, Utah 84102

Attn: General Counsel

with a copy to:

David P. Oelman

Michael S. Telle

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403949100

1	Name of Reporting Person REH Company
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power 0
	8	Shared Voting Power 34,853,483(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 32,283,483(1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 34,853,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%*
14	Type of Reporting Person CO

*

Calculation of percentage based on a total of 196,186,461 shares of Common Stock outstanding as of February 15, 2023 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on February 28, 2023 less the Common Stock acquired by the Issuer pursuant to the Ninth Repurchase Transaction (as defined below).

(1)

REH Company (f/k/a The Sinclair Companies) (“REH”) is the primary and direct beneficial owner of the 34,853,483 shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares (subject to the terms of the escrow described below). Among these shares, 2,570,000 shares are currently held in escrow for the purpose of securing REH’s obligations under Section 6.22 of the Business Combination Agreement dated August 2, 2021 (as amended), by and among HF Sinclair Corporation, REH and the other parties thereto. During the term of the escrow, REH has voting power but lacks investment power over the escrowed shares until any such shares are released from the escrow.

CUSIP No. 403949100

1	Name of Reporting Person Carol Orme Holding
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power 0
	8	Shared Voting Power 34,853,483(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 32,283,483(1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 34,853,483(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%*
14	Type of Reporting Person IN

*

Calculation of percentage based on a total of 196,186,461 shares of Common Stock outstanding as of February 15, 2023 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on February 28, 2023 less the Common Stock acquired by the Issuer pursuant to the Ninth Repurchase Transaction.

(1)

As a result of her relationship with REH, Mrs. Holding may be deemed to beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

SCHEDULE 13D

This Amendment No. 9 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the SEC, as amended from time to time (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”) of HF Sinclair Corporation, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 of the Schedule 13D is incorporated herein by reference.

On March 30, 2023, REH sold 4,000,000 shares of the Issuer’s Common Stock, at a price of $47.59 per share, for the aggregate price of approximately $190.4 million, to a registered broker in an unregistered block trade permitted under applicable securities laws.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 196,186,461 shares of Common Stock outstanding as of February 15, 2023 as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 28, 2023 less the Common Stock acquired by the Issuer pursuant to the Ninth Repurchase Transaction) are as follows:

A.	REH Company

i.	Amount beneficially owned: 34,853,483

Percentage: 17.9%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 34,853,483

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 32,283,483

B.	Carol Orme Holding

i.	Amount beneficially owned: 34,853,483

Percentage: 17.9%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 34,853,483

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 32,283,483

The shares set forth above are directly owned by REH and not Mrs. Holding. REH is the primary and direct beneficial owner of the shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares. However, as a result of her relationship with REH, Mrs. Holding may be deemed to also beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law. REH and Mrs. Holding are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days other than the transactions described herein and the transactions pursuant to the Stock Purchase Agreement, dated March 2, 2023, by and between the Issuer and REH, whereby the Issuer repurchased 1,969,279 shares of the Issuer’s Common Stock for $50.78 per share for the aggregate purchase price of $99,999,988 in a privately negotiated transaction (the “Ninth Repurchase Transaction”). The disclosure in Item 4 of this Amendment is incorporated herein by reference.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons, other than as described herein.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 of the Schedule 13D and Item 4 of this Amendment is incorporated herein by reference.

On March 30, 2023, in connection with the sale of shares described in this Amendment No. 9, REH agreed to customary “lock-up” restrictions that will expire 45 days following the date of the sale, subject to waiver by the registered broker and certain exceptions, including, but not limited to, privately negotiated sales or transfers of Common Stock from REH to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 3, 2023

REH COMPANY

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	Chief Operating Officer

/s/ Carol Orme Holding
Name:	Carol Orme Holding